August 6, 2025

Mar  a del Carmen Bonilla Rodr  guez
Deputy Undersecretary for Public Credit
United Mexican States
Insurgentes Sur 1971
Torre III, Piso 7
Colonia Guadalupe Inn
M  xico, Ciudad de M  xico 01020

       Re: United Mexican States
           Draft Registration Statement under Schedule B
           Submitted July 11, 2025
           CIK No. 0000101368
           _
           Form 18-K for fiscal year ended December 31, 2024
           Filed June 20, 2025, amended July 2, 2025 and July 22, 2025 File No. 333-03610
Dear Mar  a del Carmen Bonilla Rodr  guez:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form 18-K for Fiscal Year Ended December 31, 2024, Exhibit 99.D
Principal Sectors of the Economy
PEMEX, page D-78

1.     We note your disclosure on page D-79 that,    In 2024, the Government
contributed
       approximately Ps. 156.5 billion to PEMEX ... The PEMEX 2025 budget contemplates a financial balance of Ps. 248.7 billion, including a capital contribution from the
 August 6, 2025
Page 2

      Mexican Government of Ps. 136.2 billion for debt amortization.    Please
disclose the
      total amount of capital contribution budgeted from the Mexican Government to
      PEMEX in 2025.
2.    We note your disclosure that,    Effective as of March 19, 2025 ... PEMEX
was
      transformed from a productive state-owned company into a state-owned public
      company. For more information, See    Recent Developments ... Electric
Power.
      Please provide more information on the differences between the two legal structures and the reasons for the change in ownership structure. Please include, for example, information on any changes in being subject to bankruptcy protection under Mexican law.
3.    We note your disclosure on page D-79 that    the Government has further
supported the
      measure outlined in the Program ... through various tax and credit
deferrals.    The
      disclosure also indicates that, since 2019, there has been a reduction in Profit-Sharing
      Duty with reduced percentages. In addition, it states that,    The new
tax regime ... is
      expected to generate savings of Ps. 50.0 billion ...    Either in this
section or the
      Revenues section on page D-134, and to the extent material, please discuss and
      quantify the impact of the tax and credit deferrals upon Mexico   s
budgetary revenues
      within a reasonable time period.
Performance, page D-80

4.    We note your disclosure that,    Recent Information regarding the
financial condition of
      PEMEX can be found in the annual report furnished by PEMEX to the SEC on Form
      20-F on April 29, 2025 ...    We also note the highlighted disclosures
under the
      subheading    Performance    on page D-80. Given the significance of
PEMEX   s
      operations and financial condition on Mexico   s budget, revenues and
expenses, please
      include a discussion and analysis of PEMEX   s financial condition and
results of
      operations in Mexico   s Form 18-K. This discussion should include an
analysis of the
      PEMEX   s ability to generate and obtain adequate amounts of cash to meet its
      requirements and, to the extent appliable, please identify any known trends that are reasonably likely to result in PEMEX's liquidity increasing or decreasing in a material way.
Revenues and Expenditures
Budgetary Revenues, page D-134

5.    In the narrative to Table No. 63     Public Sector Budgetary Revenues,
please describe
      the amount of tax revenue received from PEMEX.
Government Agencies and Enterprises
Table 66 - Principal Government Parastatal Agencies, State-Owned Public Companies and
Enterprises at December 32, 2024, page D-143

6. We note the column for Total Assets. Please include a column for total liabilities of the listed entities.
7. We note the column Contribution or Expense to Primary Balance and the footnote to
      that column,    Surplus after Government transfers, less interest
payments.    Please
      describe in the narrative to the table how the U.S. $8,155.8 million was calculated.
 August 6, 2025
Page 3

      For example, please reconcile with the public sector budgetary expenditures for
      PEMEX in Table No. 65 and the public sector budgetary revenues in Table No. 63 or advise.
Public Debt, page D-144

8.    Please confirm that PEMEX   s external public debt is not included in the
tables in this
      section and, if not, please advise why it is omitted. We note that Table
No. 68     Gross
      and Net Internal Debt of the Public Sector includes gross debt of PEMEX. We further
      note the disclosure in Table No. 65     Public Sector Budgetary
Expenditures includes a
      separate line item for interest for PEMEX as a budgetary expenditure. Form 18-K/A filed on July 22, 2025
Exhibit 99-1, page E-1

9.    To the extent material, please disclose the amount of contributions paid by the
      Mexican Government to PEMEX in the first quarter or longer period in 2025 and explain the reasons for the contribution. If this amount differs from the amount budgeted by the Mexican Government to contribute to PEMEX in 2025, please explain.
10. Please revise or advise to describe the Luxembourg special purpose vehicle (SPV) in more detail. For example, please describe the type of organization and whether the
      Mexican Government, or through the Ministry of Finance and Public Credit, will hold all of the equity ownership of the SPV. Please describe if the Mexican Government will also manage the SPV and, if not, please explain. In addition, if applicable, please describe whether the SPV will have any other purpose other than to issue pre-
      capitalized securities (P-Caps) and purchase eligible assets such as U.S. Treasuries
      and related securities and Mexico   s notes 2030 upon the occurrence of
certain events.

11. We note that the Mexican Government is executing the offering of P-Caps that are redeemable by the SPV for cash in 2030. Please briefly disclose the how the redemption price for the P-Caps will be determined in 2030. Please also disclose the terms of the P-Caps such as any interim interest or return to investors and whether the
      P-Caps are redeemable at the option of the investors. In addition, please describe the offering of the securities such as when it occurred, the amount of securities sold, the amount of proceeds raised, and the class of persons to whom the securities were sold.
12. We note that concurrently with the issuance of the P-Caps, Mexico will enter into a facility agreement with SPV pursuant to which the Eligible Assets will be delivered to
      PEMEX under a lending agreement. We also note that under the Facility Agreement,
      Mexico must transfer all principal and interest payments on the Eligible Assets to
      SPV or return the Eligible Assets to SPV. Please explain how this term is consistent with title to the Eligible Assets passing from the SPV to PEMEX which will then transfer the Eligible Assets and title to certain banks pursuant to repurchase agreements.
13. If the credit facility agreement has been entered with the term that obligates Mexico to sell to SPV an aggregate of its notes due 2030 at face value of the outstanding P-Caps, please advise whether these notes would be registered or sold pursuant to an
 August 6, 2025
Page 4

      exemption. We may have further comment.
14. Please disclose all of the consideration under the GMSLA that the SPV will receive in
      lending the Eligible Assets to PEMEX excluding Mexico   s obligation
under the
      facility agreement to deliver its 2030 Notes to SPV upon the occurrence of certain events.
15. Please disclose the amount and terms of the repurchase agreement. For example, please disclose the amount of the payment to PEMEX by the Banks for the Eligible
      Assets and the amount of the repurchase for PEMEX including the timeframe in which the repurchase will occur.
General

16. We note the disclosure in PEMEX' Form 20-F for the fiscal year ended December 31,
      2024, on page 13 that,    To service our debt, we have relied and may
continue to rely
      on a combination of ... capital contributions from the Mexican Government
.... These
      contributions represented an important source for the payment of our debt during
      2024.    Please discuss Mexico   s public debt, internal and external,
that is used to
      support the financial operations of PEMEX. If possible, please disclose recent historical amounts as reasonable, along with future amounts to be raised, if known.
       Please contact Samuel Kluck at 202-551-3233 or Michael Coco at 202-551-3253 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
International Corporate
                                                         Finance